FOR IMMEDIATE RELEASE	TSX: SLW
August 14, 2013	NYSE: SLW

SILVER WHEATON REPORTS RECORD
SECOND QUARTER AND FIRST HALF 2013 PRODUCTION

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its unaudited results for the second quarter ended June 30, 2013. All figures are presented in United States dollars unless otherwise noted.

SECOND QUARTER HIGHLIGHTS

  Record attributable silver equivalent production of 8.6 million ounces (6.4 million ounces of silver and 35,600 ounces of gold) compared to 6.7 million ounces in Q2 2012, representing an increase of 28%.

  Silver equivalent sales of 7.2 million ounces (5.1 million ounces of silver and 33,900 ounces of gold) compared to 6.9 million ounces in Q2 2012, representing an increase of 4%.

  Revenues of $166.9 million compared to $201.4 million in Q2 2012, representing a decrease of 17%.

  Net earnings of $71.1 million ($0.20 per share) compared to $141.4 million ($0.40 per share) in Q2 2012, representing a decrease of 50%.

  Operating cash flows of $125.3 million ($0.35 per share1) compared to $172.9 million ($0.49 per share1) in Q2 2012, representing a decrease of 28%.

  Cash operating margin1 of $18.28 per silver equivalent ounce compared to $25.01 in Q2 2012.

  Average cash costs1 were $4.14 and $391 per ounce of silver and gold, respectively. On a silver equivalent basis, average cash costs1 rose to $4.77 compared with $4.06 in Q2 2012 due primarily to an increase in the percentage of revenue from gold sales.

  Declared quarterly dividend of $0.10 per common share as the result of an amended dividend policy whereby the quarterly dividend is equal to 20% of the average of the previous four quarters’ operating cash flow, with a gradual implementation.

  On May 28, 2013, the Company entered into a $1 billion non-revolving term loan ("NRT Loan") with a 3-year term. The proceeds were used to repay the remaining balance of $560 million under the Company’s $1.5 billion bridge financing facility (the “Bridge Facility”) and $440 million outstanding under the Company’s revolving credit facility (the “Revolving Facility”). The Bridge Facility was terminated following the repayment of the outstanding balance.

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1 Please refer to non-IFRS measures at the end of this press release.

“Record first half production of 16.9 million ounces puts Silver Wheaton well on track to meet our 2013 forecast of 33.5 million silver equivalent ounces, an increase of 14% over the previous year,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “Production from the recently acquired Sudbury and Salobo mines was stronger than expected, and we anticipate further growth as Salobo continues ramping up and the Totten mine in Sudbury starts production in the second half of this year.”

“While Barrick announced that there has been an additional delay at Pascua-Lama, we remain confident in their ability to bring this world class project on line. Furthermore, given the production we continue to receive from three of Barrick’s other mines, Silver Wheaton shareholders are well compensated for the delay. In the first half of the year, these other mines have produced nearly 1.3 million ounces of silver for Silver Wheaton.”

“Given the current volatility in precious metal prices, it is important to have a strong portfolio of high-quality, low-cost assets. At Silver Wheaton, over 85% of the production from our 19 operating mines is in the lowest quartile of their respective cost curves. These mines have the capacity to stay operational even when commodity prices are weak, and should continue to deliver silver and gold to us in all phases of the commodity price cycle. Furthermore, in light of the asset writedowns seen recently across the mining industry, we performed a detailed evaluation of all of our silver and gold streams and determined that no impairments were necessary. And lastly, with the current challenges being faced by higher-cost, fourth-quartile producers, supply side pressure should provide support for higher precious metal prices over the medium-to-long term.”

Financial Review

Revenues

Revenue was $166.9 million in the second quarter of 2013, on silver equivalent sales of 7.2 million ounces (5.1 million ounces of silver and 33,900 ounces of gold). This represents a 17% decrease from the $201.4 million of revenue generated in the second quarter of 2012, due primarily to a 21% decrease in the average realized silver equivalent price ($23.05 in Q2 2013 compared to $29.07 in Q2 2012), partially offset by a 4% increase in the number of silver equivalent ounces sold.

Costs and Expenses

Average cash costs1 in the second quarter of 2013 were $4.77 per silver equivalent ounce, compared with $4.06 during the comparable period of 2012. Cash costs rose year over year primarily due to an increase in gold sales (33,900 ounces in Q2 2013 compared to 2,400 ounces in Q2 2012) associated with Hudbay Minerals Inc.’s (“Hudbay”) 777 mine and Vale S.A.’s (Vale) Sudbury and Salobo mines. The average cash cost per gold ounce1 was $391, or $6.31 per silver equivalent ounce2. This resulted in a cash operating margin1 of $18.28 per silver equivalent ounce, a reduction of 27% as compared to the second quarter of 2012. The decrease in the cash operating margin was largely due to a 21% decrease in the silver equivalent price realized in the second quarter of 2013 compared to the second quarter of 2012, as well as increased cash costs, as noted above.

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1 Please refer to non-IFRS measures at the end of this press release.
2 Cash cost per silver equivalent ounce calculated using a gold to silver ratio of 61.9 based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Earnings and Operating Cash Flows

Net earnings in the second quarter of 2013 were $71.1 million ($0.20 per share), compared with $141.4 million ($0.40 per share) for the same period in 2012, a decrease of 50%. In the second quarter, a charge of $4.5 million was taken as a result of refinancing the Bridge Facility. Cash flow from operations in the second quarter of 2013 was $125.3 million ($0.35 per share1), compared to $172.9 million ($0.49 per share1) for the same period in 2012, a decrease of 28%. Earnings and cash flow were impacted by lower gold and silver prices, as well as increased costs due to an increase in gold sales, as noted above.

Balance Sheet

At June 30, 2013, the Company had approximately $36.3 million of cash on hand. On May 28, 2013, the Company announced the closing of a $1 billion non-revolving term loan, with a 3-year term, extendable by 1 year with the unanimous consent of lenders. The proceeds were used to repay the remaining balance of $560 million under the Company’s $1.5 billion Bridge Facility and $440 million outstanding under the Revolving Facility. The Bridge Facility was terminated following the repayment of the outstanding balance.

The combination of cash and ongoing operating cash flows, combined with the credit available under the Revolving Facility, positions the Company well to fund all outstanding commitments as well as provide flexibility to acquire additional accretive precious metal stream interests.

Operational and Development Highlights

Attributable silver equivalent production was 8.6 million ounces (6.4 million ounces of silver and 35,600 ounces of gold) in the second quarter of 2013, representing an increase of 28% compared to the second quarter of 2012.

Operational highlights for the quarter ended June 30, 2013, are as follows:

Pascua-Lama –

As per Barrick Gold Corporation’s (“Barrick”) news release dated August 1, 2013, in the second quarter, Barrick “received a resolution from Chile’s Superintendence of the Environment (Superintendencia del Medio Ambiente or “SMA”) that required completion of the project’s water management system in accordance with previously granted environmental permits before other construction activities in Chile could resume.” Barrick has submitted a plan, subject to review by the SMA, to construct the project's water management system in compliance with permit conditions for completion by the end of 2014, after which Barrick expects to complete remaining construction works in Chile, including pre-stripping. Under this scenario, ore from Chile is expected to be available for processing by mid-2016. Subsequent to the end of the second quarter, the Copiapo Court of Appeals in Chile issued its ruling on a constitutional rights protection action filed in September 2012 on behalf of four indigenous communities, on the basis of which a preliminary injunction suspending construction activities had been granted in April 2013. In its ruling, the Court stated that Barrick must complete construction of the water management system in compliance with applicable environmental permits to the satisfaction of the SMA before resuming construction activities in Chile. The Court’s ruling is consistent with the earlier SMA resolution, which Barrick has been implementing.

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1 Please refer to non-IFRS measures at the end of this press release.

As part of the Company’s original contract with Barrick, Barrick has provided Silver Wheaton with a completion guarantee, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015. Given the recent developments, Silver Wheaton has agreed to extend the outside completion date to December 31, 2016. If the requirements of the completion guarantee have not been satisfied by the revised outside completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton would be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to December 31, 2016.

As Barrick is now targeting a mid-2016 commissioning, Silver Wheaton will continue to receive silver production from three of Barrick's currently producing mines, the Lagunas Norte, Pierina, and Veladero mines, during 2014 and 2015.

Peñasquito –

As stated in Goldcorp Inc.’s (“Goldcorp”) July 25, 2013 disclosure, a new water source, the Northern Well Field, has been identified within Peñasquito's current permitted Cedros basin. The Northern Well Field is expected to provide sufficient water to continue the plant ramp up to full design plant throughput. Mill throughput has been limited by lower-than-expected water production in the current well field due to an unprecedented regional drought. Silver Wheaton’s 2013 production guidance related to Peñasquito assumes throughput of 105,000 tonnes per day and production expectations over the balance of the next five years assume throughput of 110,000 tonnes per day. Goldcorp has stated that the addition of the Northern Well Field provides the flexibility to resume ramp-up to the design throughput of 130,000 tonnes per day. Goldcorp is currently working to acquire necessary rights-of-way and is evaluating alternative routes to access the well field. Construction is expected to begin in the fourth quarter of 2013 with completion expected in the second half of 2014. Additional ongoing studies by Goldcorp will continue to assess other potential sources of water as well as ways to conserve fresh water requirements such as thickened tailings.

In the second quarter of 2013, Goldcorp continued an extensive exploration drilling program at Peñasquito focused on defining the intersection of the copper-gold skarn deposit located below and adjacent to the currently designed open pits. Current exploration activities are focused on delineating the vertical and horizontal size and extension of the skarn deposit with intersections continuing to show attractive precious metal and copper grades.

Other –

According to Hudbay’s July 31, 2013, disclosure, construction at the Constancia project in Peru continued to progress in the second quarter and initial production remains on track for late 2014 with full production still on schedule for the second quarter of 2015. Hudbay had incurred $658 million in costs as of June 30, 2013, and the project is now over 40% complete. As per the agreement with Hudbay, Silver Wheaton paid $125 million to Hudbay in the second quarter as Hudbay’s total capital expenditures related to Constancia reached $500 million. Silver Wheaton will make a final payment of $125 million once capital expenditures of $1 billion have been incurred by Hudbay.

Subsequent to the quarter end, Augusta Resources Corporation (“Augusta”) announced that on July 1, 2013, the Preliminary Administrative (“PA”) Final Environmental Impact Statement (“FEIS”) for Rosemont Copper has been delivered by the U.S. Forest Service (“USFS”) to the Federal, State and Local cooperating agencies for their final comments. The cooperating agencies have been given 30 days to provide their final comments, following which the FEIS will be finalized and issued. The USFS is also completing the Record of Decision (“ROD”) with the objective of issuing the ROD concurrently with the publication of the FEIS.

Produced But Not Yet Delivered –

Payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners increased by 1.0 million ounces to approximately 5.0 million silver equivalent payable ounces at June 30, 2013. An increase in produced but not yet delivered ounces at Sudbury, Salobo, and Peñasquito was partially offset by a decrease at 777.

Detailed mine by mine production and sales figures can be found in the Appendix of this press release and in Silver Wheaton’s Management’s Discussion and Analysis (“MD&A”) in the ‘Results of Operations and Operational Review’ section.

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Webcast and Conference Call Details

A conference call will be held Thursday, August 15, 2013, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	19889035
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	19889035
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2013 attributable production is approximately 33.5 million silver equivalent ounces1, including 145 thousand ounces of gold. By 2017, annual attributable production is anticipated to increase significantly to approximately 49 million silver equivalent ounces1, including 180 thousand ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including silver and precious metal streams on Barrick’s Pascua-Lama project, Hudbay’s Constancia project, and Vale’s Salobo and Sudbury mines.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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1 Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1

Consolidated Statement of Earnings

	Three Months Ended		Six Months Ended
	June 30		June 30
(US dollars and shares in thousands, except per share
amounts - unaudited)	2013	2012	2013	2012
Sales	$166,890	$201,408	$372,651	$401,046
Cost of sales
Cost of sales, excluding depletion	$34,497	$28,116	$64,907	$53,135
Depletion	41,362	21,591	65,703	38,797
Total cost of sales	$75,859	$49,707	$130,610	$91,932
Earnings from operations	$91,031	$151,701	$242,041	$309,114
Expenses and other income
General and administrative [1]	$8,876	$7,354	$18,768	$14,918
Foreign exchange gain	(75)	39	(185)	9
Interest expense	2,525	-	3,205	-
Other expense (income)	6,926	144	9,771	(506)
	$18,252	$7,537	$31,559	$14,421
Earnings before income taxes	$72,779	$144,164	$210,482	$294,693
Income tax expense	(1,662)	(2,750)	(5,944)	(6,098)
Net earnings	$71,117	$141,414	$204,538	$288,595

Basic earnings per share	$0.20	$0.40	$0.58	$0.82
Diluted earnings per share	$0.20	$0.40	$0.57	$0.81
Weighted average number of shares
outstanding
Basic	354,800	353,733	354,612	353,631
Diluted	355,804	355,519	356,112	355,751
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$2,375	$1,669	$3,845	$3,328

Consolidated Balance Sheets

	June 30	December 31
(US dollars in thousands - unaudited)	2013	2012
Assets
Current assets
Cash and cash equivalents	$36,257	$778,216
Accounts receivable	2,863	6,197
Other	2,054	966
Total current assets	$41,174	$785,379
Non-current assets
Silver and gold interests	$4,300,380	$2,281,234
Long-term investments	48,309	121,377
Other	6,149	1,347
Total non-current assets	$4,354,838	$2,403,958
Total assets	$4,396,012	$3,189,337
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20,648	$20,898
Current portion of bank debt	-	28,560
Current portion of performance share units	801	-
Total current liabilities	$21,449	$49,458
Non-current liabilities
Long-term portion of bank debt	$1,142,802	$21,500
Deferred income taxes	13,336	9,250
Performance share units	1,272	2,055
Total non-current liabilities	$1,157,410	$32,805
Total liabilities	$1,178,859	$82,263
Shareholders' equity
Issued capital	$1,823,484	$1,811,577
Reserves	(15,857)	(1,710)
Retained earnings	1,409,526	1,297,207
Total shareholders' equity	$3,217,153	$3,107,074
Total liabilities and shareholders' equity	$4,396,012	$3,189,337

Consolidated Statement of Cash Flows

	Three Months Ended		Six Months Ended
	June 30		June 30

(US dollars in thousands - unaudited)	2013	2012	2013	2012

Operating activities
Net earnings	$71,117	$141,414	$204,538	$288,595
Adjustments for
Depreciation and depletion	41,417	21,651	65,808	38,917
Amortization of credit facility origination fees:
Interest expense	278	-	424	-
Stand-by fees	423	-	1,428	-
Credit facility origination fees re Bridge Facility	4,490	-	4,490	-
Interest expense	2,247	-	2,781	-
Equity settled stock based compensation	2,375	1,669	3,845	3,328
Performance share units	(95)	205	119	382
Deferred income tax expense	1,631	2,498	5,870	5,566
Loss (gain) on fair value adjustment of share purchase warrants held	1,364	277	2,694	(398)
Investment income recognized in net earnings	(63)	(350)	(294)	(669)
Other	67	68	65	(24)
Change in non-cash working capital	2,727	5,151	1,617	395
Cash generated from operations	$127,978	$172,583	$293,385	$336,092
Interest paid - expensed	(2,727)	-	(2,727)	-
Interest received	7	333	212	635
Cash generated from operating activities	$125,258	$172,916	$290,870	$336,727

Financing activities
Bank debt repaid	$(1,530,000)	$(7,140)	$(1,580,060)	$(14,280)
Bank debt drawn	1,585,000	-	2,675,000	-
Credit facility origination fees	(2,433)	-	(13,951)	-
Share purchase warrants exercised	7	-	2,982	10
Share purchase options exercised	4,909	3,164	5,951	4,088
Dividends paid	(92,219)	(63,658)	(92,219)	(63,658)
Cash generated from (applied to) financing activities	$(34,736)	$(67,634)	$997,703	$(73,840)

Investing activities
Silver and gold interests	$(124,855)	$-	$(2,025,475)	$(180)
Interest paid - capitalized to silver interests	(4,707)	(194)	(4,845)	(409)
Acquisition of long-term investments	-	(395)	-	(395)
Dividend income received	56	17	113	34
Other	(156)	(42)	(175)	(62)
Cash applied to investing activities	$(129,662)	$(614)	$(2,030,382)	$(1,012)
Effect of exchange rate changes on cash and cash equivalents	$(138)	$(41)	$(150)	$40

(Decrease) increase in cash and cash equivalents	$(39,278)	$104,627	$(741,959)	$261,915
Cash and cash equivalents, beginning of period	75,535	997,489	778,216	840,201

Cash and cash equivalents, end of period	$36,257	$1,102,116	$36,257	$1,102,116

Summary of Ounces Produced and Sold

	2013		2012				2011
(in thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver ounces produced ¹
San Dimas ²	1,160	1,743	1,694	1,288	1,231	1,692	1,578	1,251
Yauliyacu	668	624	616	640	606	550	583	608
Peñasquito	1,440	1,093	1,445	1,940	1,822	1,365	1,633	1,162

Barrick [3]	556	741	769	617	455	630	728	800
Other [4]	2,570	2,038	2,345	2,251	2,378	2,335	2,212	2,046
	6,394	6,239	6,869	6,736	6,492	6,572	6,734	5,867
Silver equivalent ounces of gold produced [5]
Minto	260	369	373	269	218	172	202	257
777	1,045	919	1,059	612[6]	-	-	-	-
Sudbury	514	539	-	-	-	-	-	-
Salobo	402	262	-	-	-	-	-	-

Silver equivalent ounces produced [5]	8,615	8,328	8,301	7,617	6,710	6,744	6,936	6,124

Silver ounces sold
San Dimas ²	1,194	1,850	1,629	1,178	1,295	1,701	1,488	1,232
Yauliyacu	559	149	1,097	184	1,155	497	655	11
Peñasquito	1,058	1,459	1,642	1,304	1,845	1,189	851	1,382

Barrick ³	560	753	826	528	470	656	755	747
Other [4]	1,771	1,741	2,153	1,592	2,024	1,885	2,029	1,424
	5,142	5,952	7,347	4,786	6,789	5,928	5,778	4,796
Silver equivalent ounces of gold sold [5]
Minto	210	414	268	357	139	198	196	316
777	1,444	511	1,516	-	-	-	-	-
Sudbury	266	6	-	-	-	-	-	-
Salobo	177	40	-	-	-	-	-	-

Silver equivalent ounces sold [5]	7,239	6,923	9,131	5,143	6,928	6,126	5,974	5,112

Gold / silver ratio [5]	61.9	57.3	54.1	51.7	58.7	51.2	51.9	50.4
Cumulative payable silver equivalent ounces produced but not yet delivered[7]	5,022	4,051	3,824	5,195	3,212	4,166	4,127	3,805

1)

Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received. The Company has been informed by Glencore that reported production related to the Yauliyacu mine may have been overstated by a total of approximately 200,000 ounces for all or some portion of the period between April 1, 2011 and June 30, 2012. The required adjustments to production, if any, related to the Yauliyacu mine for these periods will be made once management completes a review of the timing and amount of any production variance.

2)

The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)	Comprised of the Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Campo Morado silver interests.
5)

Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

6)	Represents production for the period August 8, 2012 to September 30, 2012.
7)	Based on management estimates.

Results of Operations (unaudited)

The Company currently has ten business segments: The silver produced by the San Dimas, Yauliyacu, Peñasquito, Barrick and Other mines, the gold produced by the Minto, 777, Sudbury and Salobo mines and corporate operations.

	Three Months Ended June 30, 2013
				Average	Average
				Realized	Cash	Average
				Price	Cost	Depletion		Cash Flow
	Ounces	Ounces		($'s Per	($'s Per	($'s Per	Net	From
	Produced²	Sold	Sales	Ounce)	Ounce)[3]	Ounce)	Earnings	Operations	Total Assets
Silver
San Dimas [4]	1,160	1,194	$27,319	$22.88	$4.14	$0.82	$21,407	$22,381	$160,454
Yauliyacu	668	559	13,353	23.89	4.12	5.75	7,837	11,049	211,225
Peñasquito	1,440	1,058	24,690	23.34	4.02	2.66	17,629	20,438	480,588
Barrick [5]	556	560	14,331	25.59	3.90	3.31	10,293	12,573	599,031
Other [6]	2,570	1,771	39,192	22.13	4.29	4.82	23,066	34,369	564,642
	6,394	5,142	$118,885	$23.12	$4.14	$3.38	$80,232	$100,810	$2,015,940
Gold
Minto	4,226	3,409	$4,465	$1,310	$307	$115	$3,026	$3,743	$29,050
777	16,986	23,483	33,872	1,442	400	802	5,655	24,479	306,367
Sudbury	8,084	4,184	5,824	1,392	400	829	681	4,150	1,328,717
Salobo	6,342	2,793	3,844	1,377	400	462	1,437	2,727	620,306
	35,638	33,869	$48,005	$1,417	$391	$708	$10,799	$35,099	$2,284,440
Silver equivalent [7]	8,615	7,239	$166,890	$23.05	$4.77	$5.71	$91,031	$135,909	$4,300,380
Corporate
General and administrative							$(8,876)
Other							(11,038)
Total corporate							$(19,914)	$(10,651)	$95,632
	8,615	7,239	$166,890	$23.05	$4.77	$5.71	$71,117	$125,258	$4,396,012

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)

Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)

Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

	Three Months Ended June 30, 2012
				Average	Average
				Realized	Cash	Average
				Price	Cost	Depletion		Cash Flow
	Ounces	Ounces		($'s Per	($'s Per	($'s Per	Net	From
	Produced²	Sold	Sales	Ounce)	Ounce)[3]	Ounce)	Earnings	Operations	Total Assets
Silver
San Dimas [4]	1,231	1,295	$36,695	$28.34	$4.09	$0.79	$30,367	$31,394	$165,161
Yauliyacu	606	1,155	34,468	29.84	4.08	5.02	23,959	32,202	221,723
Peñasquito	1,822	1,845	53,197	28.83	3.99	2.96	40,373	45,835	495,993
Barrick [5]	455	470	14,183	30.18	3.90	4.34	10,310	13,571	601,035
Other [6]	2,378	2,024	59,151	29.22	4.05	3.39	44,099	52,113	321,437
	6,492	6,789	$197,694	$29.12	$4.04	$3.12	$149,108	$175,115	$1,805,349
Gold
Minto	3,710	2,369	3,714	1,568	303	171	2,593	2,928	32,596
Silver equivalent [7]	6,710	6,928	$201,408	$29.07	$4.06	$3.12	$151,701	$178,043	$1,837,945
Corporate
General and administrative							$(7,354)
Other							(2,933)
Total corporate							$(10,287)	$(5,127)	$1,218,880
	6,710	6,928	$201,408	$29.07	$4.06	$3.12	$141,414	$172,916	$3,056,825

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)

Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)

Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)

Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)

Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

ii.

Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

iii.

Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to pages 19 to 21 of Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com